SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 205




                                   FORM 6-K




                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934




                               For May 4, 2004




                               CHILESAT CORP S.A.
                          (formerly Telex-Chile S.A.)
                (Translation of registrant's name into English)




                           Rinconada El Salto No.202
                     Comuna de Huechuraba, Santiago, Chile
                   (Address of principal executive offices)




                           Form 20-F X    Form 40-F
                                    ---            ---




     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes      No X
                                    ---     ---

                       CHILESAT CORP S.A. (THE "COMPANY")
                              REPORT ON FORM 6-K



                              TABLE OF CONTENTS

1. A free English translation of a communication filed by the Company with the Chilean Superintendencia de Valores y Seguros on May 3, 2004.

                (free English translation of Spanish original)

                                                          Santiago, May 3, 2004


Mr. Alejandro Ferreiro Yazigi
Superintendency of Securities and Insurance

                  Re:    COMMUNICATES ESSENTIAL FACT
                         Chilesat Corp S.A. Registration in
                         Securities Registry No. 0350

Dear Sir:

         In view of the provisions of Article 9, paragraph two and Article 10 of Law No. 18.045 and Section II of the General Regulation No. 30 of the Superintendency of Securities and Insurance, being expressly authorized, I hereby inform the Superintendency, in the nature of an essential fact that the Board of Directors of the Company, at a Special Meeting held on this date, agreed that Chilesat Corp S.A. will not tender its shares, which represent 99.9997% of Chilesat S.A., in the public tender offer for the acquisition of 50.01% of Chilesat S.A.'s shares, which was launched by Telmex Chile Holding S.A., as published in the newspapers, El Mercurio and Las Ultimas Noticias, on April 29, 2004.

         In reaching this decision, the Board of Directors of Chilesat Corp S.A., considered the following:

         a) that the public tender offer is not for 100% of the shares issued by Chilesat S.A., but only for 50.01%, which means that, if Chilesat Corp S.A. tenders its shares, it would continue to be a shareholder of Chilesat S.A. but no longer a controlling shareholder. The Board believes that this outcome would be inconsistent with Chilesat Corp S.A.'s business plan, and,

         b) that, according to the information publicly disclosed by Telmex Chile Holding S.A., Telmex Chile Holding S.A. will launch a public tender offer to acquire 100% of the remaining outstanding shares of Chilesat
Corp S.A. This will allow Chilesat Corp S.A.'s shareholders, by tendering their shares, to approve the change of control of Chilesat Corp S.A. Such change of control of Chilesat Corp S.A. will ultimately result in a change of control of its subsidiary, Chilesat S.A.


Francisco Samaniego Sangroniz
Commercial Manager
Chilesat Corp S.A.

c.c.:    Santiago Stock Exchange
         Chilean Electronic Stock Exchange
         Valparaiso Stock Exchange

                              CHILESAT CORP S.A.

                                  SIGNATURES


Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.


                                 CHILESAT CORP S.A.


                                 By:  /s/ Fernando Escrich Juleff
                                    ---------------------------------------
                                      Name:   Fernando Escrich Juleff
                                      Title:  Chief Financial Officer


Dated:  May 4, 2004